Exhibit 99.2

JANUS CAPITAL Group

First Quarter 2008 Earnings Presentation

April 24, 2008

Gary Black
Chief Executive Officer

Greg Frost
Chief Financial Officer

C-0408-236 07-15-08

Highlights

- 1Q 2008 EPS from continuing operations of $0.24 versus $0.30 in 4Q 2007and $0.20 in 1Q 2007 [1]
- Total company long-term net flows for 1Q 2008 of $(1.5) billion compared to $3.2 billion in 4Q 2007
  - $(0.4) billion Janus (ex-INTECH) long-term net flows and INTECH net flows of $(1.1) billion
- Assets Under Management ("AUM") at March 31, 2008 of $187.6 billion down 9% versus 4Q 2007
- Relative mutual fund performance remains strong across multiple time periods
  - 86%, 85%, and 87% of Janus' mutual funds are in the top 2 Lipper quartiles on a 1-, 3-, and 5-year total return basis, respectively, as of March 31, 2008 [2]
- Additional 3% INTECH purchase brings Janus' ownership to approximately 89.5%
- Repurchased $134 million of JNS stock in 1Q 2008 at an average price per share of $25.75

Notes:

(1) Earnings per share ("EPS") for 4Q 2007 reflect a post-earnings revision from $0.36 to $0.30 for the impairment charge related to the Stanfield Victoria Funding LLC securities.

(2) Performance reported as of 3/31/2008. Data presented reflects past performance, which is no guarantee of future results. Strong relative performance may not be indicative of positive fund returns. Funds included in the analysis are Janus Retail ("JIF"), Janus Adviser Series ("JAD") Class S Shares and Janus Aspen Series ("JAS") Institutional Shares. The number of funds in each trust is 26, 20 and 12, respectively. See p. 19-24 for complete Lipper rankings and Morningstar ratings.

Challenging equity markets in 1Q 2008 impacted long-term flows

Total Company Long-Term Flows (1,2)

($ in billions)



Annualized Gross Sales Rate
31% 30% 25% 28% 24%
$20
$10
$0
($10)
($20)
$12.1 $12.5 $11.1 $13.4 $11.3
$3.1 $2.7 $0.7 $3.2 ($1.5)
($9.0) ($9.8) ($10.5) ($10.2) ($12.8)
Annualized Redemption Rate
23% 23% 23% 21% 27%
1Q07 2Q07 3Q07 4Q07 1Q08

- Gross sales in 1Q 2008 down 16% versus 4Q 2007 and 7% compared to 1Q 2007
- Redemptions in 1Q 2008 increased 25% versus 4Q 2007 and 42% compared to 1Q 2007

INTECH Long-Term Flows (2)

($ in billions)



Annualized Gross Sales Rate
32% 27% 11% 23% 11%
$8
$4
$0
($4)
($8)
$5.0 $4.5 $2.0 $4.0 $1.8
$3.1 $1.3 ($2.2) $0.1 ($1.1)
($1.9) ($3.2) ($4.2) ($3.9) ($2.9)
Annualized Redemption Rate
12% 20% 24% 22% 17%
1Q07 2Q07 3Q07 4Q07 1Q08

- Gross sales down 55% versus 4Q 2007 on reduced RFP activity and recent INTECH underperformance
- Redemptions in 1Q 2008 included two account re-allocations totaling $1.1 billion

Janus (ex-INTECH) Long-Term Flows (1,2)

($ in billions)



Annualized Gross Sales Rate
29% 32% 33% 31% 31%
$16
$8
$0
($8)
($16)
$7.1 $8.0 $9.2 $9.4 $9.5
($0.0) $1.5 $2.9 $3.1 ($0.4)
($7.1) ($6.6) ($6.2) ($6.3) ($9.9)
Annualized Redemption Rate
30% 26% 23% 21% 32%
1Q07 2Q07 3Q07 4Q07 1Q08

- Gross sales in 1Q 2008 up slightly versus 4Q 2007 and up 34% compared to 1Q 2007
- Challenging equity markets and a $1.1 billion fixed income account closure drove increased redemptions in 1Q 2008

Gross Sales — Gross Redemptions — Net Sales

Notes:

(1) Long-term flows depicted exclude all money market flows.

(2) Annualized sales and redemption rates calculated as a percentage of beginning of period assets.

Retail Intermediary and International channels continue to deliver positive net flows

Retail Intermediary (1,2)

($ in billions, AUM $108.9 billion)



Annualized Gross Sales Rate
30% 29% 31% 27% 28%
$12
$6
$0
($6)
($12)
$6.7 $7.0 $8.1 $7.9 $8.1
$0.4 $1.8 $2.4 $2.4 $0.5
($6.3) ($5.3) ($5.7) ($5.5) ($7.6)
Annualized Redemption Rate
28% 22% 22% 19% 26%
1Q07 2Q07 3Q07 4Q07 1Q08

- Broker Dealer gross sales up 21% versus 4Q 2007 and 64% compared to 1Q 2007
- Financial Institution and Investment-only Retirement gross sales up 33% and 30%, respectively, compared to 1Q 2007
- 18 funds listed on the Supermarket select / guidance lists

Institutional (1)

($ in billions, AUM $53.9 billion)



Annualized Gross Sales Rate
23% 19% 10% 20% 6%
$6
$3
$0
($3)
($6)
$3.2 $2.9 $1.5 $3.1 $0.9
$1.9 $0.5 ($1.1) $0.3 ($2.3)
($1.2) ($2.3) ($2.6) ($2.8) ($3.2)
Annualized Redemption Rate
9% 16% 17% 18% 21%
1Q07 2Q07 3Q07 4Q07 1Q08

- RFP activity down as a result of challenging equity markets and mix shift away from long only equities
- 1Q 2008 redemptions of $3.2 billion driven by the loss of one fixed income account and two INTECH account re-allocations

International (1)

($ in billions, AUM $12.6 billion)



Annualized Gross Sales Rate
79% 86% 46% 74% 68%
$4
$2
$0
($2)
($4)
$2.2 $2.6 $1.5 $2.4 $2.3
$0.8 $0.4 ($0.6) $0.5 $0.3
($1.4) ($2.2) ($2.1) ($1.9) ($2.0)
Annualized Redemption Rate
51% 72% 64% 59% 59%
1Q07 2Q07 3Q07 4Q07 1Q08

- Positive net flows driven by mandate wins in Janus-managed and INTECH accounts
- 1Q 2008 redemptions driven by decreased allocations to U.S. products by non-U.S. investors

Gross Sales | Gross Redemptions | Net Sales

Notes:

(1) Long-term flows exclude all money market flows. Annualized sales and redemption rates calculated as a percentage of beginning of period assets.

(2) The "Retail Intermediary" channel is a combination of what was previously disclosed as the "Retail" channel and the "Domestic Intermediary" channel.

1Q 2008 industry equity flows reflected negative returns across key indices

Equity markets were significantly challenged in 1Q 2008 (1)

Key Indices (Cumulative returns over designated periods)	LTM	4Q 2007	1Q 2008
S&P 500®	-5.1%	-3.3%	-9.4%
Russell 1000® Growth	-0.7%	-0.8%	-10.2%
Russell 1000® Value	-10.0%	-5.8%	-8.7%
MSCI World℠	-3.3%	-2.4%	-9.1%
MSCI EAFE®	-2.7%	-1.8%	-8.9%
MSCI EAFE® Growth	1.9%	-0.3%	-8.2%
MSCI EAFE® Value	-7.3%	-3.3%	-9.7%

Source: Confluence (2008)

Fixed income flows exceeded equity in 1Q 2008

(Quarterly net flows for mutual funds in $ billions, 1 Q 2007 – 1 Q 2008)



$100
$0
Equity
Fixed Income

Source: Strategic Insight, Simfund (2008)

Over the last twelve months Growth returns have significantly outperformed Value (1)



5.0%
0.0%
-5.0%
-10.0%
-15.0%
-20.0%
-0.7%
-10.0%
-0.8%
-5.8%
-10.2%
-8.7%
Russell 1000® Growth
Russell 1000® Value
LTM Return
4Q 2007 Return
1Q 2008 Return

Source: Confluence (2008)

Growth flows continue to outperform Value in 1Q 2008

(Quarterly net flows for domestic mutual funds in $ billions, 1 Q 2007 – 1 Q 2008)



$0
Growth
Value

Source: Strategic Insight, Simfund (2008)

Note:
(1) Data presented reflects past performance, which is no guarantee of future results.

Despite market environment, Janus continues to outperform peers

- Janus mutual funds continue to outperform peers across multiple time periods
  - 89%, 89% and 88% of Janus-managed equity mutual funds in the top 2 Lipper quartiles on a 1-, 3-, and 5-year total return basis, respectively, as of March 31, 2008 (1)
  - 77% of Janus mutual funds had a 4 or 5 star Morningstar overall rating at March 31, 2008, based on risk-adjusted returns (1)
  - Among the top 20 Asset Managers Janus ranked 1st, 4th and 4th, based on percent of funds in the top 2 Lipper quartiles on a 1-, 5-, and 10-year total return basis, respectively, as of March 31, 2008 (2)
  - 82% of Janus-managed equity mutual funds that were launched or have changed PMs during the last 3 years ranked in the top quartile on a since PM inception basis, as of March 31, 2008 (1)
- INTECH's near-term performance challenged, while longer-term performance remains strong (3)
  - 46%, 44%, 100% and 100% of strategies with a 1-, 3-, 5-, and 10-year track record have outperformed their respective benchmarks, as of March 31, 2008

Data presented reflects past performance, which is no guarantee of future results.

Notes:

(1) Performance reported as of 3/31/2008. Funds included in the analysis are Janus Retail ("JIF"), Janus Adviser Series ("JAD") Class S Shares and Janus Aspen Series ("JAS") Institutional Shares. See p. 19-24 for complete Lipper rankings and Morningstar ratings.

(2) Rankings are for Janus Retail ("JIF") and Janus Adviser Series ("JAD") Class S Shares and are based on Lipper performance as disclosed by Simfund. Selected peer group is defined as the 20 largest Mutual Fund Asset Managers, based on end of period AUM, as of March 31, 2008.

(3) Performance reported as of 3/31/2008, on an annualized basis and net of fees. See p. 25-27 for standardized INTECH performance.

Strong performance across time periods and mutual fund products [1]



Percent of Funds in Top 2 Lipper Quartiles Based on Total Returns
1-Year Basis
3-Year Basis
5-Year Basis
All Janus Mutual Funds (2)
Janus-Managed Equity Mutual Funds (3)

Past performance is no guarantee of future results. [1]References Lipper relative performance on a 1-, 3-, and 5-year basis as of 3/31/2008. [2]Funds included in the analysis are Janus Retail ("JIF"), Janus Adviser Series ("JAD") Class S Shares and Janus Aspen Series ("JAS") Institutional Shares. The number of funds in each trust is 26, 20 and 12, respectively. [3]Janus-Managed Equity Mutual Funds do not include Value Funds, Income Funds, or INTECH Risk-Managed Funds. Funds not ranked by Lipper are not included in the analysis. See p. 19-21 for complete Lipper rankings.

Financials

Greg Frost
Chief Financial Officer

1Q 2008 Financial overview

- 1Q 2008 EPS from continuing operations of $0.24 versus $0.30 in 4Q 2007 and $0.20 in 1Q 2007 [1]
- Average AUM of $189.7 billion and revenue from continuing operations of $281.2 million down 8.6% and 9.7%, respectively, from 4Q 2007
- 1Q 2008 operating margin of 31.8% versus 29.0% in 4Q 2007 and 27.8% in 1Q 2007
  - Operating expenses of $191.7 million in 1Q 2008 down $29.6 million, or 13.4% versus 4Q 2007
  - 4Q 2007 operating results included a $12.0 million net charge from the acceleration of long-term incentive compensation partially offset by insurance recoveries
- Net investment losses from seed capital mark-to-market impacted EPS by $0.03 in 1Q 2008
- Janus purchased an additional 3% stake in INTECH for $61 million on March 31, 2008
- On April 9, 2008, Janus completed its sale of Rapid Solution Group's digital assets to Bowne
- Management is focused on prudently managing expenses through the challenging market environment

Note:
(1) EPS for 4Q 2007 reflects a post-4Q 2007 earnings revision from $0.36 to $0.30 for the impairment charge related to the Stanfield Victoria Funding LLC securities. During 3Q 2007 Janus initiated a plan to dispose of its printing and fulfillment business and reclassified it to discontinued operations. Since then, financial reporting of continuing operations has excluded results of the printing and fulfillment segment.

Summary

- Continuing to deliver strong relative investment performance in a challenging market [1]
- Executing on strategic initiatives despite market headwinds
- Maintaining 30%+ operating margins
- Prudently managing capital through continued stock buybacks

Past performance is no guarantee of future results.

Note:
(1) References to relative performance reported as of 3/31/2008. See p. 19-24 for complete Lipper rankings, Morningstar ratings and INTECH performance.

Appendix

AUM by investment discipline and distribution channel

$187.6 billion in AUM as of 3/31/08


By Investment Discipline
Global / International
($22.1bn)
Growth / Blend
($76.8bn)
Money Market
($12.2bn)
Value
($10.1bn)
Fixed Income
($3.8bn)
Alternative (1)
($1.4bn)
Mathematical
($61.2bn)
12%
6%
5%
2%
1%
41%
33%


By Distribution Channel
Institutional
($63.9bn)
Retail Intermediary (2)
($111.1bn)
International
($12.6bn)
34%
59%
7%

Notes:
(1) "Alternative" discipline includes assets of Janus' Long / Short, Global Real Estate, and US Real Estate products, which were previously disclosed within other disciplines.
(2) The "Retail Intermediary" channel is a combination of what was previously disclosed as the "Retail" channel and the "Domestic Intermediary" channel.

Continuing to return excess cash to shareholders

Janus cumulative stock buyback activity since 2004

(Amount of buybacks in $ millions, shares outstanding in millions)



$2,000
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
250
200
150
100
50
0
Amount of Stock Buybacks ($ mm)
EOP Shares Outstanding (mm)
234.4
216.0
193.5
166.3
162.7
$84
$84
$376
$293
$84
$869
$493
$376
$1,698
$829
$869
$1,832
$134
$1,698
2004
2005
2006
2007
YTD 2008
Cumulative net share reduction (2)
2.1%
9.7%
19.2%
30.5%
32.0%
Cumulative Buyback
Stock Buybacks in Period
EOP Shares Outstanding

- 1Q 2008 buyback activity
  - $134 million of repurchases
  - 5.2 million shares repurchased
  - $25.75 average price per share
  - 2.1% net share reduction (1)
- 32.0% net share reduction since June 30, 2004

Notes:

(1) Net share reduction takes into account 1Q 2008 stock buyback activity and net issuances relating to stock option exercises, restricted stock grants, and the company's employee share purchase plan.

(2) Cumulative net share reduction calculated as end of period shares outstanding divided by 239.4 million; the number of shares outstanding as of June 30, 2004.

1Q 2008 EPS from continuing operations of $0.24

Consolidated Entity

($ in millions, except AUM and per share)	Quarter Ended March 31, 2008	Quarter Ended December 31, 2007	Variance (%)	Quarter Ended March 31, 2008	Quarter Ended March 31, 2007	Variance (%)
Average AUM ($ in billions)	$ 189.7	$ 207.6	-8.6%	$ 189.7	$ 172.1	10.2%
Continuing Operations [1]						
Revenue	$ 281.2	$ 311.5	-9.7%	$ 281.2	$ 247.9	13.4%
Operating expenses	191.7	221.3	-13.4%	191.7	179.0	7.1%
Operating income	89.5	90.2	-0.8%	89.5	68.9	29.9%
Investment management operating margin	31.8%	29.0%		31.8%	27.8%	
Interest expense	(18.9)	(18.9)	n/a	(18.9)	(9.5)	98.9%
Investment gains (losses), net	(9.5)	3.0	n/a	(9.5)	0.8	n/a
Other income, net	4.2	9.1	-53.8%	4.2	5.6	-25.0%
Income tax provision	(24.5)	(28.1)	-12.8%	(24.5)	(23.4)	4.7%
Equity earnings of unconsolidated affiliate	2.0	1.9	5.3%	2.0	1.7	17.6%
Minority interest in consolidated earnings	(3.8)	(5.6)	-32.1%	(3.8)	(6.1)	-37.7%
Net income from continuing operations	39.0	51.6	-24.4%	39.0	38.0	2.6%
Net loss from discontinued operations [2]	(1.6)	(0.8)	n/a	(1.6)	(2.4)	-33.3%
Impairment related to discontinued operations, net of taxes	-	(31.1)	n/a	-	-	n/a
Net income	$ 37.4	$ 19.7	89.8%	$ 37.4	$ 35.6	5.1%
Diluted earnings per share [3]						
Continuing operations	$ 0.24	$ 0.30	-21.2%	$ 0.24	$ 0.20	18.0%
Discontinued operations [2]	(0.01)	(0.19)	n/a	(0.01)	(0.01)	-23.3%
Diluted earnings per share	$ 0.23	$ 0.12	97.8%	$ 0.23	$ 0.19	20.8%
Weighted average diluted shares outstanding (in millions)	164.0	170.9	-4.0%	164.0	188.6	-13.0%

Notes:
(1) Continuing operations previously disclosed as the investment management segment.
(2) Discontinued operations previously disclosed as the printing and fulfillment segment.
(3) Each component of EPS presented has been individually rounded and therefore totals may not foot.

Operating margins improve to 31.8% in 1Q 2008

Continuing Operations

($ in millions, except AUM and per share)	Quarter Ended March 31, 2008	Quarter Ended December 31, 2007	Variance (%)	Quarter Ended March 31, 2008	Quarter Ended March 31, 2007	Variance (%)
Average AUM ($ in billions)	$ 189.7	$ 207.6	-8.6%	$ 189.7	$ 172.1	10.2%
Revenue						
Investment management fees	$ 225.5	$ 247.9		$ 225.5	$ 200.9	
Performance fees (1)	5.6	8.1		5.6	2.5	
Other	50.1	55.5		50.1	44.5	
Total revenue	281.2	311.5	-9.7%	281.2	247.9	13.4%
Basis points						
Investment management fees	*47.7*	*47.4*		*47.7*	*47.3*	
Investment management fees and performance fees	*48.9*	*48.9*		*48.9*	*47.9*	
Operating expenses						
Employee compensation and benefits	91.8	95.4		91.8	87.4	
Long-term incentive compensation	12.1	30.4		12.1	18.7	
Marketing and advertising	7.8	9.3		7.8	5.1	
Distribution	36.3	41.2		36.3	30.6	
Depreciation and amortization	9.9	9.1		9.9	7.1	
General, administrative and occupancy	33.8	35.9		33.8	30.1	
Total operating expense	191.7	221.3	-13.4%	191.7	179.0	7.1%
Operating income	$ 89.5	$ 90.2	-0.8%	$ 89.5	$ 68.9	29.9%
Operating margin	31.8%	29.0%		31.8%	27.8%	

Note:
(1) Includes private account and mutual fund performance fees. Mutual fund performance fee detail is presented on p. 16.

Mutual funds with performance-based advisory fees

Mutual Funds with Performance Fees [1]
(AUM$ in millions, performance fee $ in thousands)

	EOP AUM 3/31/2008	Benchmark	Base Fee	Performance Fee [2]	Performance Hurdle vs. Benchmark	1Q 2008 P&L Impact of Performance Fees
Contrarian Funds [3]						
Janus Contrarian Fund	$7,966.4	S&P 500® Index	0.64%	± 15 bps	± 7.00%	$2,088.2
Janus Adviser Contrarian Fund	$307.6	S&P 500® Index	0.64%	± 15 bps	± 7.00%	$30.1
Worldwide Funds [3]						
Janus Worldwide Fund	$3,640.6	MSCI World℠ Index	0.60%	± 15 bps	± 6.00%	$139.3
Janus Adviser Worldwide Fund	$143.6	MSCI World℠ Index	0.60%	± 15 bps	± 6.00%	$0.0
Janus Aspen Worldwide Growth Portfolio	$1,182.3	MSCI World℠ Index	0.60%	± 15 bps	± 6.00%	$89.7
Research Fund [3]						
Janus Research Fund	$4,046.3	Russell 1000® Growth Index	0.64%	± 15 bps	± 5.00%	$1,558.3
Global Research Fund						
Janus Global Research Fund [4,5]	$243.2	Russell 1000® Index / MSCI World Growth Index	0.64%	± 15 bps	± 6.00%	$56.0
Janus Adviser Global Research Fund [3]	$1.9	MSCI World Growth Index	0.64%	± 15 bps	± 6.00%	N/A
Global Real Estate [6]						
Janus Adviser Global Real Estate Fund	$6.8	FTSE EPRA / NAREIT Global Real Estate Index	0.75%	± 15 bps	± 4.00%	N/A
International Equity Fund [7]						
Janus Adviser International Equity Fund	$91.3	MSCI EAFE® Index	0.68%	± 15 bps	± 7.00%	$6.8
Risk-Managed Funds [3]						
INTECH Risk-Managed Stock Fund	$379.7	S&P 500® Index	0.50%	± 15 bps	± 4.00%	($177.2)
Janus Adviser INTECH Risk-Managed Core Fund	$148.7	S&P 500® Index	0.50%	± 15 bps	± 4.00%	($48.1)
Janus Aspen INTECH Risk-Managed Core Portfolio	$28.2	S&P 500® Index	0.50%	± 15 bps	± 4.00%	($7.8)
Mid Cap Value Funds [8,9]						
Janus Mid Cap Value Fund	$6,594.1	Russell Midcap Value® Index	0.64%	± 15 bps	± 4.00%	$1,197.1
Janus Adviser Mid Cap Value Fund	$840.9	Russell Midcap Value® Index	0.64%	± 15 bps	± 4.00%	$95.9
Janus Aspen Mid Cap Value Portfolio	$71.6	Russell Midcap Value® Index	0.64%	± 15 bps	± 4.00%	$14.2
Total	$25,692.1					$5,042.6

Past performance is no guarantee of future results. Please refer to footnotes on p. 17.

Mutual funds with performance-based advisory fees (cont'd)

Notes:

(1) The funds listed have a performance-based investment advisory fee that adjusts upward or downward based on each fund's performance relative to an approved benchmark index over a performance measurement period. Please see the Funds' Statement of Additional Information for more details. Actual performance measurement periods used for calculating the performance fees are from 12 months up to 36 months, and then over 36 month rolling periods.

(2) Adjustment of ± 15 bps assumes constant assets and could be higher or lower depending on asset fluctuations.

(3) The performance measurement period began on 2/1/2006 and the performance adjustment was implemented as of 2/1/2007.

(4) Effective December 31, 2006, Janus Research Fund changed its name to Janus Global Research Fund. Effective January 1, 2007, Janus Global Research Fund will benchmark its performance to the MSCI World Growth Index. This index will be used to calculate the Fund's performance adjustment to the investment advisory fee for periods after January 1, 2007. The Russell 1000® Index will be used to calculate the performance adjustment to the investment advisory fee for periods prior to January 1, 2007.

(5) The performance measurement period began on 1/1/2006 and the performance adjustment was implemented as of 1/1/2007.

(6) The performance measurement period began on 12/1/2007 and the performance adjustment will be implemented as of 12/1/2008.

(7) The performance measurement period began on 12/1/2006 and the performance adjustment was implemented as of 12/1/2007.

(8) Performance fees paid by the Fund are split 50/50 (net of any reimbursements of expenses incurred or waived by Janus Capital) with Perkins, Wolf, McDonnell, and Company LLC., sub-adviser for the Mid Cap Value funds. Data shown for Janus Mid Cap Value Fund includes both investor and institutional share classes.

The Russell Midcap® Value Index measures the performance of those Russell Midcap® companies with lower price-to-book ratios and lower forecasted growth rates.

The MSCI World Growth Index is a subset of the Morgan Stanley Capital World℠ Index which is a market capitalization weighted index composed of companies representative of the market structure of developed market countries around the world. The index includes reinvestment of dividends, net of foreign withholding taxes.

The FTSE EPRA/NAREIT Global Real Estate Index is a global market capitalization weighted index composed of listed real estate securities in the North American, European and Asian real estate markets.

LTI amortization schedule

Full-Year 2008 Long-Term Incentive Compensation Amortization [1,2]

($ in millions)

	% remaining to vest	Amount remaining to vest	2008 EPS Growth Assumptions					
			<10%	10% - 15%	15% - 20%	20% - 25%	25% - 50%	>50%
% amortized based on EPS growth			25%	30%	35%	40%	45%	50%
2005 grant	0%	$ -	$ -	$ -	$ -	$ -	$ -	$ -
2006 grant	10%	3.6	3.6	3.6	3.6	3.6	3.6	3.6
2007 grant [3]	55%	16.0	7.8	9.1	10.4	11.8	13.1	14.4
2008 grant [4]	100%	42.0	Grants vest over 3 years					
Retention / Succession grants								
Janus investment team [4]	100%	18.9	Grants vest over 4 years					
INTECH [4]	100%	10-15	Grants vest over 10 years					
All other [5]	n/a	50.5	13.8	14.3	14.5	15.2	15.6	16.1

Notes:

(1) Schedule reflects LTI awards granted as of 3/31/2008.
(2) Includes reduction in expense related to estimated forfeitures.
(3) 2008 EPS growth for the 2007 grant is calculated excluding the $7 million decrease related to the 2002 5% grant becoming fully amortized in 2007.
(4) Grants do not include performance based acceleration and vest on a pro rata basis.
(5) Includes other grants with no performance vesting and grants made to executives which will not vest if targeted EPS growth is not met.

Eight Janus-managed JIF funds across eight different Lipper categories are ranked in the top decile on a 1- and 3-year total return basis

Janus Investment Fund ("JIF")

		3/31/08 AUM ($mm)	PM Inception	Lipper Category	1-Year Percentile Rank (%)	1-Year Rank / Total Funds	3-Year Percentile Rank (%)	3-Year Rank / Total Funds	5-Year Percentile Rank (%)	5-Year Rank / Total Funds	10-Year Percentile Rank (%)	10-Year Rank / Total Funds	Since PM Inception Percentile Rank (%)	Since PM Inception Rank / Total Funds
Growth Funds:														
Janus Twenty Fund*	$	11,303	Jan-08	Large-Cap Growth Funds	1	3 / 739	1	1 / 615	1	1 / 521	2	3 / 247	‡	
Janus Fund	$	10,219	Oct-07	Large-Cap Growth Funds	45	320 / 739	30	183 / 615	22	113 / 521	38	92 / 247	‡	
Janus Orion Fund	$	6,412	Dec-07	Multi-Cap Growth Funds	2	10 / 527	2	5 / 403	1	1 / 343	-	-	‡	
Janus Research Fund	$	4,847	Jan-06	Large-Cap Growth Funds	17	120 / 739	4	24 / 615	3	12 / 521	3	7 / 247	2	9 / 677
Janus Enterprise Fund	$	1,299	Oct-07	Mid-Cap Growth Funds	12	71 / 607	7	31 / 503	10	38 / 414	38	65 / 170	‡	
Janus Venture Fund*	$	1,224	Jan-01	Small-Cap Growth Funds	62	370 / 592	26	120 / 475	7	25 / 383	25	46 / 183	22	65 / 306
Janus Triton Fund	$	125	Feb-06	Small-Cap Growth Funds	8	47 / 598	1	3 / 475	-	-	-	-	3	13 / 544
Core Funds:														
Janus Contrarian Fund	$	7,944	Feb-00	Multi-Cap Core Funds	2	16 / 869	1	1 / 662	1	2 / 504	-	-	5	12 / 296
Janus Growth and Income Fund	$	5,570	Nov-07	Large-Cap Core Funds	25	207 / 828	21	140 / 685	28	159 / 567	7	19 / 295	‡	
Janus Balanced Fund	$	2,731	Apr-05	Mixed-Asset Target Alloc. Mod. Funds	1	1 / 457	1	2 / 381	22	50 / 225	4	5 / 128	1	1 / 355
Janus Fundamental Equity Fund	$	594	Nov-07	Large-Cap Core Funds	20	164 / 828	3	20 / 685	7	38 / 567	1	2 / 295	‡	
INTECH Risk-Managed Stock Fund	$	350	Feb-03	Multi-Cap Core Funds	70	606 / 869	63	416 / 663	34	167 / 504	-	-	37	102 / 283
Global/International Funds:														
Janus Overseas Fund*	$	9,552	Jun-03	International Funds	1	8 / 1105	1	1 / 811	1	1 / 603	3	8 / 325	1	1 / 687
Janus Worldwide Fund	$	3,441	Feb-06	Global Funds	52	230 / 440	79	271 / 343	83	223 / 271	80	98 / 123	75	228 / 304
Janus Global Life Sciences Fund	$	813	Apr-07	Health/Biotechnology Funds	8	15 / 193	20	30 / 154	21	30 / 142	-	-	‡	
Janus Global Technology Fund	$	793	Jan-06	Science & Technology Funds	33	87 / 270	23	55 / 241	38	84 / 221	-	-	29	73 / 250
Janus Global Research Fund	$	243	Feb-05	Global Funds	4	15 / 440	3	10 / 343	-	-	-	-	4	10 / 329
Janus Global Opportunities Fund	$	119	Jan-01	Global Funds	49	216 / 440	93	318 / 343	47	127 / 271	-	-	21	43 / 210
Value Funds:														
Janus Mid Cap Value Fund - Inv(1)	$	5,289	Aug-98	Mid-Cap Value Funds	5	14 / 330	9	22 / 256	18	37 / 203	-	-	2	1 / 66
Janus Small Cap Value Fund - Inv*(1)	$	443	Feb-97	Small-Cap Core Funds	10	77 / 795	24	149 / 626	48	229 / 485	12	22 / 183	10	13 / 129
Income Funds:														
Janus Flexible Bond Fund	$	898	May-07	Intermediate Investment Grade Debt	8	39 / 552	6	25 / 467	12	45 / 394	33	62 / 192	‡	
Janus High-Yield Fund	$	503	Dec-03	High Current Yield Funds	50	224 / 453	35	133 / 383	78	258 / 332	20	31 / 160	42	147 / 350
Janus Short-Term Bond Fund	$	301	May-07	Short Investment Grade Debt	18	45 / 263	17	34 / 210	12	19 / 162	31	26 / 84	‡	
Asset Allocation Funds:														
Janus Smart Portfolio-Growth(2)		N/A	Dec-05	Mixed-Asset Target Alloc. Growth Funds	5	29 / 667	-	-	-	-	-	-	2	11 / 506
Janus Smart Portfolio-Moderate(2)		N/A	Dec-05	Mixed-Asset Target Alloc. Mod. Funds	3	12 / 457	-	-	-	-	-	-	5	16 / 309
Janus Smart Portfolio-Conservative(2)		N/A	Dec-05	Mixed-Asset Target Alloc. Cons. Funds	3	12 / 431	-	-	-	-	-	-	2	5 / 341

Lipper Rankings Based on Total Returns as of 3/31/08

Lipper Quartile: 1st | 2nd | 3rd | 4th

*Closed to new investors. ‡ In accordance with FINRA regulations, Lipper rankings cannot be publicly disclosed for time periods of less than one year.

Past performance is no guarantee of future results.

Lipper Inc. rankings are historical with capital gains and dividends reinvested. (1)Ranking is for the investor share class only; other classes may have different performance characteristics. (2)AUM for the asset allocation funds are not reported separately as they have been reflected in the respective underlying funds.

If an expense waiver was in effect, it may have had a material effect on the total return or yield and therefore, the ranking for the period.

Six Janus-managed JAD funds across six different Lipper categories are outperforming peers on a 1-, 3-, 5-, and 10-year total return basis

Janus Adviser Series ("JAD") Class S Shares

					Lipper Rankings Based on Total Returns as of 3/31/08									
					1-Year		3-Year		5-Year		10-Year		Since PM Inception	
		3/31/08 AUM ($mm)	PM Inception	Lipper Category	Percentile Rank (%)	Rank / Total Funds	Percentile Rank (%)	Rank / Total Funds	Percentile Rank (%)	Rank / Total Funds	Percentile Rank (%)	Rank / Total Funds	Percentile Rank (%)	Rank / Total Funds
Growth Funds:														
Forty Fund	$	3,798	Jan-08	Large-Cap Growth Funds	1	4 / 739	1	3 / 615	1	2 / 521	1	1 / 247	‡	
Mid Cap Growth Fund	$	133	Oct-07	Mid-Cap Growth Funds	12	69 / 607	6	29 / 503	11	42 / 414	42	74 / 170	‡	
Large Cap Growth Fund	$	138	Oct-07	Large-Cap Growth Funds	51	372 / 739	39	239 / 615	32	163 / 521	35	86 / 247	‡	
INTECH Risk-Managed Growth Fund	$	81	Jan-03	Multi-Cap Growth Funds	70	369 / 527	85	343 / 403	83	284 / 343	-	-	82	279 / 340
Orion Fund	$	7	Dec-07	Mid-Cap Growth Funds	3	18 / 607	-	-	-	-	-	-	‡	
Small-Mid Growth Fund	$	0	Feb-04	Small-Cap Growth Funds	9	52 / 598	-	-	-	-	-	-	3	16 / 544
Core Funds:														
Balanced Fund	$	462	Apr-05	Mixed-Asset Target Alloc. Mod. Funds	3	18 / 667	7	34 / 539	39	166 / 425	4	7 / 228	7	39 / 559
Growth and Income Fund	$	133	Nov-07	Large-Cap Core Funds	30	248 / 828	30	203 / 685	40	227 / 567	-	-	‡	
Fundamental Equity Fund	$	72	Nov-07	Large-Cap Core Funds	18	149 / 828	4	21 / 685	8	40 / 567	1	1 / 295	‡	
Small Company Value Fund	$	77	Mar-02	Small-Cap Core Funds	66	524 / 795	40	249 / 626	60	255 / 425	-	-	25	106 / 426
INTECH Risk-Managed Core Fund	$	14	Jan-03	Multi-Cap Core Funds	71	611 / 869	65	425 / 663	36	179 / 504	-	-	31	152 / 494
Contrarian Fund	$	34	Aug-05	Multi-Cap Core Funds	7	57 / 868	-	-	-	-	-	-	1	3 / 788
Global/International Funds:														
International Growth Fund *	$	1,495	Jun-03	International Funds	1	6 / 1105	1	3 / 811	1	2 / 683	2	6 / 325	1	2 / 687
Worldwide Fund	$	104	Feb-04	Global Funds	53	234 / 440	82	282 / 343	87	262 / 271	72	89 / 123	80	243 / 304
International Equity Fund	$	3	Nov-06	International Funds	5	48 / 1105	-	-	-	-	-	-	3	30 / 1030
Value Funds:														
Mid Cap Value Fund	$	107	Dec-02	Mid-Cap Value Funds	5	15 / 330	9	23 / 256	23	46 / 203	-	-	24	48 / 201
INTECH Risk-Managed Value Fund	$	0	Dec-05	Multi-Cap Value Funds	49	214 / 441	-	-	-	-	-	-	58	107 / 376
Alternative Funds:														
Long/Short Fund *	$	74	Aug-06	Long/Short Equity Funds	5	4 / 88	-	-	-	-	-	-	5	3 / 64
Income Funds:														
Flexible Bond Fund	$	30	May-07	Intermediate Investment Grade Debt	9	48 / 552	10	45 / 467	19	73 / 396	34	65 / 192	‡	
High-Yield Fund	$	1	Aug-05	High Current Yield Funds	50	223 / 453	-	-	-	-	-	-	57	226 / 395

Lipper Quartile: 1st | 2nd | 3rd | 4th

*Closed to new investors. ‡ In accordance with FINRA regulations, Lipper rankings cannot be publicly disclosed for time periods of less than one year.

Past performance is no guarantee of future results.

Lipper Inc. rankings are historical with capital gains and dividends reinvested. Rankings are for the Class S Shares only; other classes may have different performance characteristics.

If an expense waiver was in effect, it may have had a material effect on the total return or yield and therefore, the ranking for the period.

All JAS Growth and Core funds are outperforming peers on a 1-, 3-, and 5-year total return basis

Janus Aspen Series ("JAS") Institutional Shares

					Lipper Rankings Based on Total Returns as of 3/31/08									
					1-Year		3-Year		5-Year		10-Year		Since PM Inception	
		3/31/08 AUM ($mm)	PM Inception	Lipper Category	Percentile Rank (%)	Rank / Total Funds	Percentile Rank (%)	Rank / Total Funds	Percentile Rank (%)	Rank / Total Funds	Percentile Rank (%)	Rank / Total Funds	Percentile Rank (%)	Rank / Total Funds
Growth Funds:														
Large Cap Growth Portfolio	$	522	Oct-07	VA Large-Cap Growth	35	71 / 204	26	49 / 193	27	45 / 166	42	23 / 55	‡	
Forty Portfolio	$	540	Dec-07	VA Large-Cap Growth	1	1 / 204	1	1 / 193	1	1 / 166	2	1 / 55	‡	
Mid Cap Growth Portfolio	$	496	Oct-07	VA Mid-Cap Growth	5	7 / 155	3	3 / 140	10	11 / 120	40	13 / 32	‡	
Core Funds:														
Balanced Portfolio	$	1,243	Apr-05	VA Mixed-Asset Target Alloc Mod	1	1 / 133	2	1 / 90	11	8 / 73	5	2 / 41	2	1 / 98
Growth and Income Portfolio	$	34	Nov-07	VA Large-Cap Core	22	45 / 206	18	31 / 176	33	52 / 161	-	-	‡	
Fundamental Equity Portfolio	$	11	Nov-07	VA Large-Cap Core	20	40 / 206	3	5 / 176	10	15 / 161	2	1 / 73	‡	
Global/International Funds:														
Worldwide Growth Portfolio	$	979	Feb-04	VA Global	36	37 / 104	77	61 / 79	95	64 / 67	73	21 / 28	76	58 / 77
International Growth Portfolio *	$	240	Feb-03	VA International	1	2 / 245	1	1 / 209	1	1 / 188	4	3 / 87	1	1 / 198
Global Life Sciences Portfolio	$	3	Oct-04	VA Health/Biotechnology	6	2 / 35	21	7 / 33	25	7 / 28	-	-	3	1 / 33
Global Technology Portfolio	$	3	Jan-06	VA Science & Technology	34	20 / 59	28	16 / 57	40	22 / 54	-	-	36	21 / 58
Value Funds:														
Mid Cap Value Portfolio	$	13	May-03	VA Mid-Cap Value	3	2 / 68	12	7 / 58	-	-	-	-	2	1 / 52
Income Funds:														
Flexible Bond Portfolio	$	314	May-07	VA Intermediate Investment Grade Debt	29	19 / 65	26	15 / 58	28	14 / 49	29	6 / 20	‡	

Lipper Quartile: 1st | 2nd | 3rd | 4th

*Closed to new investors. ‡ In accordance with FINRA regulations, Lipper rankings cannot be publicly disclosed for time periods of less than one year.

Past performance is no guarantee of future results.

Lipper Inc. rankings are historical with capital gains and dividends reinvested. Rankings are for the Institutional Shares only; other classes may have different performance characteristics.

If an expense waiver was in effect, it may have had a material effect on the total return or yield and therefore, the ranking for the period.

JIF Morningstar Rating™ based on risk-adjusted returns as of March 31, 2008

Janus Investment Fund ("JIF")

The Overall Morningstar Rating™ is derived from a weighted average of the performance figures associated with its three-, five-, and ten-year (if applicable) Morningstar Rating™ metrics.

Fund	Category	Overall Rating Stars	Overall Rating # of Funds	Three-Year Rating Stars	Three-Year Rating # of Funds	Five-Year Rating Stars	Five-Year Rating # of Funds	Ten-Year Rating Stars	Ten-Year Rating # of Funds
Janus Fund	Large Growth Funds	★★★	1442	★★★★	1442	★★★	1207	★★★	564
Janus Enterprise Fund	Mid-Cap Growth Funds	★★★★	827	★★★★★	827	★★★★★	694	★★	305
Janus Growth and Income Fund	Large Growth Funds	★★★★	1442	★★★	1442	★★★★	1207	★★★★★	564
Janus Research Fund	Large Growth Funds	★★★★★	1442	★★★★★	1442	★★★★★	1207	★★★★	564
Janus Orion Fund	Mid-Cap Growth Funds	★★★★★	827	★★★★★	827	★★★★★	694		N/A
Janus Twenty Fund (1)	Large Growth Funds	★★★★★	1442	★★★★★	1442	★★★★★	1207	★★★★★	564
Janus Venture Fund (1)	Small Growth Funds	★★★	681	★★★★	681	★★★★	561	★★	268
Janus Triton Fund	Small Growth Funds	★★★★★	681	★★★★★	681		N/A		N/A
Janus Global Research Fund	World Stock Funds	★★★★★	460	★★★★★	460		N/A		N/A
Janus Global Life Sciences Fund	Specialty-Health Funds	★★★★	184	★★★★	184	★★★★	168		N/A
Janus Global Technology Fund	Specialty-Technology Funds	★★★★	267	★★★★	267	★★★★	241		N/A
Janus Overseas Fund (1)	Foreign Large Growth Funds	★★★★★	179	★★★★★	179	★★★★★	156	★★★★	73
Janus Worldwide Fund	World Stock Funds	★★	460	★★	460	★	393	★★	198
Janus Global Opportunities Fund	World Stock Funds	★★	460	★	460	★★★	393		N/A
Janus Balanced Fund	Moderate Allocation Funds	★★★★★	905	★★★★★	905	★★★★	712	★★★★★	416
INTECH Risk-Managed Stock Fund	Large Blend Funds	★★★★	1664	★★★	1664	★★★★	1314		N/A
Janus Fundamental Equity Fund	Large Blend Funds	★★★★★	1664	★★★★★	1664	★★★★	1314	★★★★★	621
Janus Contrarian Fund	Large Blend Funds	★★★★★	1664	★★★★★	1664	★★★★★	1314		N/A
Janus Mid Cap Value Fund - Investor Shares (2)	Mid-Cap Value Funds	★★★★★	287	★★★★★	287	★★★★★	215		N/A
Janus Small Cap Value Fund - Investor Shares (1,2)	Small Value Funds	★★★★	336	★★★★	336	★★★	261	★★★★	98
Janus Flexible Bond Fund	Intermediate-Term Bond Funds	★★★★	974	★★★★★	974	★★★★	830	★★★	433
Janus High-Yield Fund	High Yield Bond Funds	★★★	464	★★★	464	★★	401	★★★★	205
Janus Short-Term Bond Fund	Short-Term Bond Funds	★★★★	383	★★★★	383	★★★★	291	★★★	164
Janus Smart Portfolio-Growth	Moderate Allocation Funds		N/A		N/A		N/A		N/A
Janus Smart Portfolio-Moderate	Moderate Allocation Funds		N/A		N/A		N/A		N/A
Janus Smart Portfolio-Conservative	Conservative Allocation Funds		N/A		N/A		N/A		N/A
Percent of funds rated 4 or 5 Stars		78.3%		78.3%		76.2%		57.1%	

Data presented reflects past performance, which is no guarantee of future results.

Notes: (1) Closed to new investors. (2) Rating is for this share class only; other classes may have different performance characteristics.

For each fund with at least a three-year history, Morningstar calculates a Morningstar Rating™ based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a fund's monthly performance (including the effects of sales charges, loads, and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of the funds in each category receive 5 stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars, and the bottom 10% receive 1 star. (Each share class is counted as a fraction of one fund within this scale and rated separately, which may cause slight variations in the distribution percentages.)

JAD Morningstar Rating™ based on risk-adjusted returns as of March 31, 2008

Janus Adviser Series ("JAD") Class S Shares

The Overall Morningstar Rating™ is derived from a weighted average of the performance figures associated with its three-, five-, and ten-year (if applicable) Morningstar Rating™ metrics

Fund	Category	Overall Rating		Three-Year Rating		Five-Year Rating		Ten-Year Rating	
		Stars	# of Funds	Stars	# of Funds	Stars	# of Funds	Stars	# of Funds
Balanced Fund	Moderate Allocation Funds	★★★★★	905	★★★★★	905	★★★★	712	★★★★★	416
Fundamental Equity Fund	Large Blend Funds	★★★★★	1664	★★★★★	1664	★★★★	1314	★★★★★	621
Flexible Bond Fund	Intermediate-Term Bond Funds	★★★★	974	★★★★	974	★★★★	830	★★★	433
International Growth Fund	Foreign Large Growth Funds	★★★★★	179	★★★★★	179	★★★★★	156	★★★★★	73
Forty Fund	Large Growth Funds	★★★★★	1442	★★★★★	1442	★★★★★	1207	★★★★★	564
Growth & Income Fund	Large Growth Funds	★★★	1442	★★★	1442	★★★	1207		N/A
International Growth Fund (1)	Foreign Large Growth Funds	★★★★★	179	★★★★★	179	★★★★★	156	★★★★★	73
Large Cap Growth Fund	Large Growth Funds	★★★	1442	★★★	1442	★★★	1207	★★★	564
Mid Cap Growth Fund	Mid-Cap Growth Funds	★★★★	827	★★★★★	827	★★★★★	694	★★	305
Mid Cap Value Fund	Mid-Cap Value Funds	★★★★	287	★★★★★	287	★★★★	215		N/A
Risk-Managed Core Fund	Large Blend Funds	★★★★	1664	★★★	1664	★★★★	1314		N/A
Risk-Managed Growth Fund	Large Growth Funds	★★★	1442	★★	1442	★★★	1207		N/A
Contrarian Fund	Large Blend Funds		N/A		N/A		N/A		N/A
International Equity Fund	Foreign Large Growth Funds		N/A		N/A		N/A		N/A
Floating Rate High Income	Bank Loan Funds		N/A		N/A		N/A		N/A
Global Real Estate Fund	Specialty-Real Estate Funds		N/A		N/A		N/A		N/A
Global Research Fund	World Stock Funds		N/A		N/A		N/A		N/A
Long/Short Fund (1)	Long-Short Funds		N/A		N/A		N/A		N/A
High-Yield Fund	High Yield Bond Funds		N/A		N/A		N/A		N/A
Orion Fund	Mid-Cap Growth Funds		N/A		N/A		N/A		N/A
Risk-Managed Value Fund	Large Value Funds		N/A		N/A		N/A		N/A
Small Company Value Fund	Small Value Funds		N/A		N/A		N/A		N/A
Small-Mid Growth Fund	Mid-Cap Growth Funds		N/A		N/A		N/A		N/A
Worldwide Fund	World Stock Funds		N/A		N/A		N/A		N/A
Percent of funds rated 4 or 5 Stars		75.0%		66.7%		75.0%		62.5%	

Data presented reflects past performance, which is no guarantee of future results.

Note: (1) Closed to new investors.

Ratings are for Class S Shares only; other classes may have different performance characteristics.

For each fund with at least a three-year history, Morningstar calculates a Morningstar Rating™ based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a fund's monthly performance (including the effects of sales charges, loads, and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of the funds in each category receive 5 stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars, and the bottom 10% receive 1 star. (Each share class is counted as a fraction of one fund within this scale and rated separately, which may cause slight variations in the distribution percentages.)

JAS Morningstar Rating™ based on risk-adjusted returns as of March 31, 2008

Janus Aspen Series ("JAS") Institutional Shares

The Overall Morningstar Rating™ is derived from a weighted average of the performance figures associated with its three-, five-, and ten-year (if applicable) Morningstar Rating™ metrics.

Fund	Category	Overall Rating		Three-Year Rating		Five-Year Rating		Ten-Year Rating	
		Stars	# of Funds	Stars	# of Funds	Stars	# of Funds	Stars	# of Funds
Balanced Fund	Moderate Allocation Funds	★★★★★	905	★★★★★	905	★★★★	712	★★★★★	416
Flexible Bond Fund	Intermediate-Term Bond Funds	★★★★★	974	★★★★★	974	★★★★★	830	★★★★	433
Forty Fund	Large Growth Funds	★★★★★	1442	★★★★★	1442	★★★★★	1207	★★★★★	564
Fundamental Equity Fund	Large Blend Funds	★★★★	1664	★★★★	1664	★★★★	1314	★★★★★	621
Global Life Sciences Fund	Specialty-Health Funds	★★★★	184	★★★★★	184	★★★★	168		N/A
Global Technology Fund	Specialty-Technology Funds	★★★★	267	★★★★	267	★★★★	241		N/A
Growth & Income Fund	Large Growth Funds	★★★★	1442	★★★	1442	★★★★	1207		N/A
International Growth Fund [1]	Foreign Large Growth Funds	★★★★★	179	★★★★★	179	★★★★★	156	★★★★	73
Worldwide Fund	World Stock Funds	★★	460	★★	460	★	393	★★	198
Large Cap Growth Fund	Large Growth Funds		N/A		N/A		N/A		N/A
Mid Cap Growth Fund	Mid-Cap Growth Funds		N/A		N/A		N/A		N/A
Mid Cap Value Fund	Mid-Cap Value Funds		N/A		N/A		N/A		N/A
Percent of funds rated 4 or 5 Stars		88.9%		77.8%		88.9%		83.3%	

Data presented reflects past performance, which is no guarantee of future results.

Note: [1] Closed to new investors.

Ratings are for the Institutional Shares only; other classes may have different performance characteristics.

For each fund with at least a three-year history, Morningstar calculates a Morningstar Rating™ based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a fund's monthly performance (including the effects of sales charges, loads, and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of the funds in each category receive 5 stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the next 22.5% receive 2 stars, and the bottom 10% receive 1 star. (Each share class is counted as a fraction of one fund within this scale and rated separately, which may cause slight variations in the distribution percentages.)

Latest INTECH standardized performance (1)

Composite and Respective Index (Composite returns shown net of fees)	Inception Date	Annualized Returns (%) for Periods Ended 3/31/08 1 Year	3 Year	5 Year	10 Year	Since Inception
Large Cap Growth Composite	7/93	(3.75)	3.87	10.46	7.61	13.43
S&P 500® / Citigroup Growth Index		(1.60)	4.74	8.68	2.05	9.04
Difference versus S&P 500® / Citigroup Growth Index		(2.15)	(0.87)	1.78	5.56	4.39
Enhanced Plus Composite	7/87	(5.59)	6.16	12.71	5.80	11.40
S&P 500® Index		(5.07)	5.85	11.32	3.50	9.82
Difference versus S&P 500® Index		(0.52)	0.31	1.39	2.30	1.58
Broad Large Cap Growth Composite	11/00	(4.47)	4.68	10.69	--	(0.25)
Russell 1000® Growth Index		(0.75)	6.34	9.97	--	(3.74)
Difference versus Russell 1000® Growth Index		(3.72)	(1.66)	0.72	--	3.49
Broad Enhanced Plus Composite	4/01	(6.82)	5.61	12.26	--	5.77
Russell 1000® Index		(5.41)	6.19	11.86	--	4.20
Difference versus Russell 1000® Index		(1.41)	(0.58)	0.40	--	1.57
Enhanced Index Composite	4/98	(4.84)	6.07	11.61	4.53	4.53
S&P 500® Index		(5.07)	5.85	11.32	3.50	3.50
Difference versus S&P 500® Index		0.23	0.22	0.29	1.03	1.03
Large Cap Core Composite	8/01	(7.15)	5.56	13.25	--	5.55
S&P 500® Index		(5.07)	5.85	11.32	--	3.16
Difference versus S&P 500® Index		(2.08)	(0.29)	1.93	--	2.39
Broad Large Cap Value Composite	8/04	(9.79)	5.50	--	--	9.05
Russell 1000® Value Index		(9.99)	6.00	--	--	8.64
Difference versus Russell 1000® Value Index		0.20	(0.50)	--	--	0.41
Global Core Composite	1/05	(1.69)	11.53	--	--	10.98
MSCI Developed World® Index		(2.76)	10.19	--	--	9.03
Difference versus MSCI Developed World® Index		1.07	1.34	--	--	1.95
Large Cap Value Composite	7/93	(7.67)	7.52	15.18	7.61	11.66
S&P 500® / Citigroup Value Index		(8.35)	6.93	14.00	4.56	9.81
Difference versus S&P 500® / Citigroup Value Index		0.68	0.59	1.18	3.05	1.85

Note:
(1) Returns for periods greater than 1-year are annualized. See notes to performance on p. 27.

Latest INTECH standardized performance (cont'd) (1)

Composite and Respective Index (Composite returns shown net of fees)	Inception Date	Annualized Returns (%) for Periods Ended 3/31/08 1 Year	3 Year	5 Year	10 Year	Since Inception
Broad Enhanced Index	3/06	(5.40)	--	--	--	2.70
Russell 1000® Index		(5.41)	--	--	--	3.44
Difference versus Russell 1000® Index		0.01	--	--	--	(0.74)
International Equity	11/06	1.76	--	--	--	12.49
MSCI EAFE® Index		(2.27)	--	--	--	5.69
Difference versus MSCI EAFE® Index		4.03	--	--	--	6.80
Long/Short Market Neutral	12/06	3.03	--	--	--	5.65
LIBOR 3-Month Rate		4.65	--	--	--	4.83
Difference versus LIBOR 3-Month Rate		(1.62)	--	--	--	0.82
Collared Long/Short (120/20)	1/07	(9.53)	--	--	--	(4.67)
Russell 1000® Index		(5.41)	--	--	--	(3.42)
Difference versus Russell 1000® Index		(4.12)	--	--	--	(1.25)

Note:
(1) Returns for periods greater than 1-year are annualized. See notes to performance on p. 27.

Latest INTECH standardized performance (cont'd)

Past performance cannot guarantee future results. Your principal may be at risk during certain market periods. Performance results reflect the reinvestment of dividends and other earnings. Portfolio performance results shown are time-weighted rates of return using daily valuation and include the effect of transaction costs (commissions, exchange fees, etc.). The composites include all actual fee paying accounts managed on a fully discretionary basis according to the investment strategy from inception date, including those no longer under management. Accounts meeting such criteria enter the composite upon the full first month under management.

The gross performance results presented do not reflect the deduction of investment advisory fees and returns will be reduced by such advisory fee and other contractual expenses as described in the individual contract and INTECH's Form ADV Part II.

The net performance results do not reflect the deduction of investment advisory fees actually charged to the accounts in the composite. However, the net performance results do reflect the deduction of model investment advisory fees. For example, through December 31, 2004, net returns were derived using the maximum fixed fee in effect for each strategy. As of January 1, 2005, net returns were calculated by applying the standard fee schedule in effect for the respective period to each account in the composite on a monthly basis. Actual advisory fees may vary among clients invested in this strategy. Actual advisory fees paid may be higher or lower than model advisory fees.

The S&P 500®/Citigroup Growth Index is a capitalization-weighted index. The S&P 500®/Citigroup style indices allow for overlap between growth and value. Approximately 1/3 of the market capitalization of the S&P 500® Index will represent pure growth and will be allocated to the growth index. Approximately 1/3 of the market capitalization of the S&P 500® Index will represent pure value and will be allocated to the value index. The remaining stocks that are neither pure growth nor pure value will be apportioned between the two style indices. The S&P 500®/Citigroup style indices will be reconstituted annually. The annual reconstitution of the S&P 500®/Citigroup style indices will occur annually on the 3rd Friday of December to coincide with futures and options expiration. From inception to 12/31/2005, the portfolio's benchmark was the S&P 500®/Barra Growth Index (the "Barra Index"). During the period from 1/01/2006 to 3/31/2006, the benchmark return consisted partially of the return of the Barra Index and the S&P 500®/Citigroup Growth Index (the "Citigroup Index") to resemble the portfolio's composition during the transitional period. The index data for the Large Cap Growth index above is representative of this change.

The S&P 500®/Citigroup Value Index is a capitalization-weighted index. The S&P 500®/Citigroup style indices allow for overlap between growth and value. Approximately 1/3 of the market capitalization of the S&P 500® Index will represent pure growth and will be allocated to the growth index. Approximately 1/3 of the market capitalization of the S&P 500® Index will represent pure value and will be allocated to the value index. The remaining stocks that are neither pure growth nor pure value will be apportioned between the two style indices. The S&P 500®/Citigroup style indices will be reconstituted annually. The annual reconstitution of the S&P 500®/Citigroup style indices will occur annually on the 3rd Friday of December to coincide with futures and options expiration. From inception to 12/31/2005, the portfolio's benchmark was the S&P 500®/Barra Value Index (the "Barra Index"). During the period from 1/01/2006 to 3/31/2006, the benchmark return consisted partially of the return of the Barra Index and the S&P 500®/Citigroup Value Index (the "Citigroup Index") to resemble the portfolio's composition during the transitional period. The index data for the Large Cap Value Composite above is representative of this change.

MSCI Developed World® Index is a free float-adjusted, market capitalization-weighted index that is designed to measure global developed market equity performance.

LIBOR (London Interbank Offered Rate) is a short-term interest rate that banks charge one another and that is generally representative of the most competitive and current cash rates available.

Safe harbor statement

This presentation includes statements concerning potential future events involving Janus Capital Group Inc. that could differ materially from the events that actually occur. The differences could be caused by a number of factors including those factors identified in Janus' Annual Report on Form 10-K for the year ended December 31, 2007, on file with the Securities and Exchange Commission (Commission file no. 001-15253), including those that appear under headings such as "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations." Many of these factors are beyond the control of the company and its management. Any forward-looking statements contained in this presentation are as of the date on which such statements were made. The company assumes no duty to update them, even if experience, unexpected events, or future changes make it clear that any projected results expressed or implied therein will not be realized.

Other important disclosures

Please consider the charges, risks, expenses and investment objectives carefully before investing. For a prospectus containing this and other information, please call Janus at 1-800-525-3713 or download the file from janus.com. Read it carefully before you invest or send money.

Janus Capital Group consists of Janus Capital Management LLC, Enhanced Investment Technologies, LLC (INTECH), and Capital Group Partners, Inc. Janus Capital Group owns 30% of Perkins, Wolf, McDonnell and Company, LLC.

INTECH is a subsidiary of Janus Capital Group Inc.

Indexes are not available for direct investment; therefore their performance does not reflect the expenses associated with the active management of an actual portfolio.

The Russell 1000® Index measures the performance of the 1,000 largest companies in the Russell 3000 Index.

The Russell 1000® Growth Index measures the performance of those Russell 1000 companies with higher price-to-book ratios and higher forecasted growth values.

The Russell 1000® Value Index measures the performance of those Russell 1000 companies with lower price-to-book ratios and lower forecasted growth values.

The S&P 500® Index is a commonly recognized, market capitalization weighted index of 500 widely held equity securities, designed to measure broad U.S. equity performance.

The MSCI World℠ Index is a market capitalization weighted index composed of companies representative of the market structure of Developed Market countries in North America, Europe and the Asia/Pacific Region.

The MSCI EAFE® Index is a market capitalization weighted index composed of companies representative of the market structure of Developed Market countries in Europe, Australasia and the Far East.

The MSCI EAFE® Growth Index is a subset of the Morgan Stanley Capital International EAFE Index and contains constituents of the Morgan Stanley Capital International EAFE Index which are categorized as growth securities.

The MSCI EAFE® Value Index is a subset of the Morgan Stanley Capital International EAFE Index and contains constituents of the Morgan Stanley Capital International EAFE Index which are categorized as value securities.

Lipper, a wholly-owned subsidiary of Reuters, provides independent insight on global collective investments including mutual funds, retirement funds, hedge funds, fund fees and expenses to the asset management and media communities. Lipper ranks the performance of mutual funds within a classification of funds that have similar investment objectives.

Janus funds distributed by Janus Distributors LLC (4/08)